Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2006

Myron W. Wentz
Chairman and Chief Executive Officer
USANA Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, Utah 84120

Re: USANA Health Sciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 6, 2006
File Number: 000-21116

Dear Mr. Wentz:

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief